DODGE & COX STOCK FUND

as of 6/30/09

Fund Performance (a)
Unannualized Total Returns - 6/30/09				Average Annual Total Returns - 6/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-0.02%	23.10%	4.80%	4.80%	-29.38%	-12.75%	-2.82%	3.16%	9.87%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	6/30/2009
Stocks	98.5%
Fixed-Income Securities	0.0%
Cash Equivalents	1.5%

General Statistics	6/30/2009
Total Net Assets	$33,464,817,361
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
30-day SEC yield (b)	1.38%
Share Price	$77.13
Stocks	81
Fixed-Income Securities	0
Total Number of Securities	81
Number of Shareholder Accounts	203,104

Ten Largest Holdings (% of Fund) (c)
Hewlett-Packard Co.	4.8%
Schlumberger, Ltd.	4.0%
Wells Fargo & Corp.	3.2%
Comcast Corp.	3.2%
Novartis AG (Switzerland)	3.2%
WellPoint, Inc.	3.0%
GlaxoSmithKline PLC (United Kingdom)	2.9%
Amgen, Inc.	2.9%
Merck & Co., Inc.	2.9%
Motorola, Inc.	2.9%

Total	33.0%

Latest Distribution
$0.30 Income Dividend
Record Date 6/24/09, Ex-Dividend Date 6/25/09,
Reinvestment Date 6/25/09, Payable Date 6/26/09

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years.

Equity Characteristics	6/30/2009
P/E Ratio (forward 12 month)	12.1x
P/E Ratio (trailing 12 month)	9.8x
Dividend Yield (trailing)	2.6%
Price to Book Value (trailing 12 month)	1.4x
Market Cap (weighted average)	$48 billion
Market Cap (average)	$31 billion
Market Cap (median)	$14 billion
Market Cap. (>$10B)	82.2%
Market Cap. ($1-$10B)	17.7%
Market Cap. ($0.25-$1B)	0.1%
5 year EPS growth (historical)	10.3%
Beta (monthly returns, trailing 10 year)	0.93
U.S. $ denominated foreign stocks (% of Fund)	18.1%

Sector Diversification (% of Fund)
Health Care	26.9%
Information Technology	19.6%
Consumer Discretionary	17.2%
Financials	11.2%
Energy	11.0%
Industrials	6.9%
Materials	2.2%
Telecommunication Services	1.8%
Consumer Staples	1.7%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX GLOBAL STOCK FUND

as of 6/30/09

Fund Performance (a)
Unannualized Total Returns - 6/30/09				Average Annual Total Returns - 6/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	2 years	3 years	5 years	Since Inception^
-0.82%	33.48%	13.48%	13.48%	-30.16%	N/A	N/A	N/A	-34.50%
								^05/01/08

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of U.S. and non-U.S. companies.

Asset Allocation	6/30/2009
Stocks	97.9%
Fixed-Income Securities	0.0%
Cash Equivalents	2.1%

General Statistics	6/30/2009
Total Net Assets	$515,355,668
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
30-day SEC Yield (b)	1.34%
Share Price	$6.06
Stocks	91
Fixed-Income Securities	0
Total Number of Securities	91
Number of Shareholder Accounts	9,747

Ten Largest Holdings (% of Fund) (c)
Schlumberger, Ltd. (United States)	3.0%
Hewlett-Packard Co. (United States)	2.8%
Novartis AG (Switzerland)	2.4%
Capital One Financial Corp. (United States)	2.4%
Lafarge SA (France)	2.2%
Naspers, Ltd. (South Africa)	2.1%
Swiss Reinsurance Co. (Switzerland)	2.1%
Unicredit SPA (Italy)	1.9%
Schneider Electric SA (France)	1.9%
Merck & Co., Inc. (United States)	1.9%

22.7%

Region Diversification (% of Fund)
United States	38.6%
Europe (excluding United Kingdom)	36.2%
United Kingdom	7.0%
Latin America	4.8%
Japan	4.6%
Pacific (excluding Japan)	4.1%
Africa	2.6%

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Mexico, Russia
South Africa, Thailand, Turkey	13.2%

Number of Countries Represented in Fund	23

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 18 years.

Characteristics	6/30/2009
P/E Ratio (forward 12 month)	12.0x
P/E Ratio (trailing 12 month)	10.6x
Price to Book Value (trailing 12 month)	1.1x
Market Cap. (weighted average)	$41 billion
Market Cap. (median)	$17 billion
Market Cap. (>$10B)	75.4%
Market Cap. ($1-$10B)	23.0%
Market Cap. ($0.25-$1B)	1.6%
Dividend Yield (trailing)	2.7%
U.S. $ denominated stocks (% of Fund)	57.6%

Sector Diversification (% of Fund)
Financials	20.9%
Health Care	14.7%
Information Technology	13.7%
Consumer Discretionary	12.9%
Energy	11.5%
Materials	9.8%
Industrials	9.5%
Telecommunication Services	3.3%
Consumer Staples	1.6%

Country Diversification (% of Fund)
United States	38.6%	Italy	1.9%
Switzerland	10.0%	Hong Kong	1.6%
France	8.4%	Finland	1.5%
United Kingdom	7.0%	Spain	1.4%
Japan	4.6%	Norway	1.4%
Netherlands	3.9%	Russia	1.2%
Brazil	2.8%	Ireland	1.1%
South Africa	2.6%	India	1.0%
Germany	2.5%	Indonesia	0.8%
Turkey	2.1%	Thailand	0.7%
Mexico	2.0%	Sweden	0.4%
		Austria	0.4%

Latest Distribution

$0.037 Income Dividend

Record Date 12/19/08, Ex-Dividend Date 12/22/08,

Reinvestment Date 12/22/08, Payable Date 12/23/08

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 6/30/09

Fund Performance (a)
Unannualized Total Returns - 6/30/09				Average Annual Total Returns - 6/30/09
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
-1.09%	33.37%	16.07%	16.07%	-30.04%	-21.42%	-7.34%	4.46%	6.33%
								^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	6/30/2009
Stocks	96.8%
Fixed-Income Securities	0.0%
Cash Equivalents	3.2%

General Statistics	6/30/2009
Total Net Assets	$27,909,434,108
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
30-day SEC Yield (b)	1.69%
Share Price	$25.42
Stocks	91
Fixed-Income Securities	0
Total Number of Securities	91
Number of Shareholder Accounts	313,097

Ten Largest Holdings (% of Fund) (c)
Lafarge SA (France)	3.3%
Naspers, Ltd. (South Africa)	3.3%
Novartis AG (Switzerland)	3.1%
Standard Chartered PLC (United Kingdom)	2.5%
Schneider Electric SA (France)	2.5%
Schlumberger, Ltd. (United States)	2.5%
HSBC Holdings PLC (United Kingdom)	2.4%
Credit Suisse Group AG (Switzerland)	2.3%
Standard Bank Group, Ltd. (South Africa)	2.3%
Nokia Oyj (Finland)	2.2%

26.4%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	45.6%
Japan	15.0%
United Kingdom	11.0%
Pacific (excluding Japan)	7.6%
Latin America	6.9%
Africa	6.2%
United States	4.2%
Middle East	0.3%

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Israel, Mexico, Russia
South Africa, South Korea, Thailand, Turkey	22.0%

Number of Countries Represented in Fund	27

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 19 years.

Characteristics	6/30/2009
P/E Ratio (forward 12 month)	12.1x
P/E Ratio (trailing 12 month)	11.8x
Price to Book Value (trailing 12 month)	1.2x
Market Cap. (weighted average)	$40 billion
Market Cap. (median)	$11 billion
Market Cap. (>$10B)	73.7%
Market Cap. ($1-$10B)	25.8%
Market Cap. ($0.25-$1B)	0.5%
Dividend Yield (trailing)	2.7%
Beta (monthly returns, trailing 5 year)	1.14
U.S. $ denominated stocks (% of Fund)	26.6%

Sector Diversification (% of Fund)
Financials	23.4%
Consumer Discretionary	16.8%
Information Technology	11.8%
Health Care	11.6%
Energy	10.1%
Industrials	9.2%
Materials	9.0%
Telecommunication Services	3.4%
Consumer Staples	1.5%

Country Diversification (% of Fund)
Japan	15.0%	Italy	2.2%
France	11.4%	Spain	2.1%
United Kingdom	11.0%	Sweden	2.0%
Switzerland	9.9%	Russia	1.8%
South Africa	6.2%	Norway	1.4%
Germany	4.6%	Thailand	1.3%
United States	4.2%	India	1.3%
Netherlands	4.1%	Indonesia	1.1%
Mexico	4.0%	Ireland	0.9%
Hong Kong	2.9%	South Korea	0.6%
Brazil	2.9%	Austria	0.4%
Turkey	2.5%	Singapore	0.4%
Finland	2.2%	Israel	0.3%
		Luxembourg	0.1%

Latest Distribution

$0.940 Income Dividend, $0.060 ST Cap. Gain, $1.522 LT Cap. Gain

Record Date 12/19/08, Ex-Dividend Date 12/22/08,

Reinvestment Date 12/22/08, Payable Date 12/23/08

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 6/30/09

Fund Performance (a)
Unannualized Total Returns - 6/30/09				Average Annual Total Returns - 6/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
0.56%	18.94%	6.62%	6.62%	-20.13%	-7.63%	-1.02%	4.16%	9.03%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Asset Allocation	6/30/2009
Stocks	70.5%
Fixed-Income Securities (c)	27.7%
Cash Equivalents	1.8%

General Statistics	6/30/2009
Total Net Assets	$14,115,439,718
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
30-day SEC yield (b)	2.80%
Share Price	$53.75
Stocks	81
Fixed-Income Securities(c)	262
Total Number of Securities	343
Number of Shareholder Accounts	126,217

Ten Largest Equity Holdings (% of Fund) (d)
Hewlett-Packard Co.	3.5%
Comcast Corp.	2.4%
Schlumberger, Ltd.	2.4%
Wells Fargo & Co.	2.4%
Novartis AG (Switzerland)	2.4%
Amgen, Inc.	2.1%
Motorola, Inc.	2.1%
GlaxoSmithKline PLC (United Kingdom)	2.1%
Merck & Co., Inc.	2.0%
WellPoint, Inc.	2.0%

Total	23.4%

Latest Distribution
$0.40 Income Dividend
Record Date 6/24/09, Ex-Dividend Date 6/25/09,
Reinvestment Date 6/25/09, Payable Date 6/26/09

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 15 years.

Equity Portfolio Characteristics	6/30/2009
P/E Ratio (forward 12 month)	12.0x
P/E Ratio (trailing 12 month)	9.9x
Dividend Yield (trailing)	2.6%
Price to Book Value (trailing 12 month)	1.4x
Market Cap. (weighted average)	$48 billion
Market Cap. (average)	$31 billion
Market Cap. (median)	$14 billion
Market Cap. (>$10B)	82.6%
Market Cap. ($1-$10B)	17.3%
Market Cap. ($0.25-$1B)	0.1%
5 year EPS growth (historical)	10.2%
Beta (quarterly returns, trailing 10 year)	0.97
U.S. $ denominated foreign stocks (% of Fund)	13.5%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Health Care	19.4%	27.6%
Information Technology	13.8%	19.5%
Consumer Discretionary	12.7%	18.0%
Financials	8.1%	11.5%
Energy	7.6%	10.8%
Industrials	4.8%	6.8%
Materials	1.5%	2.1%
Telecommunication Services	1.3%	1.9%
Consumer Staples	1.3%	1.8%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.), representing 0.1% of the Fund’s net assets.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 6/30/09

Ten Largest Fixed-Income Holdings (% of Fund) (d)
General Electric Co., 1.158%, 11/1/12	1.2%
GMAC, Inc., 6.875%, 9/15/11	0.9%
Ford Motor Credit Co., 7.375%, 2/1/11	0.9%
Fannie Mae 7.00%, 3/25/49	0.9%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.7%
Xerox Corp., 6.875%, 8/15/11	0.6%
Wells Fargo & Co., 1.23%, 4/23/12	0.6%
Fannie Mae 30 Year, 6.50%, 11/1/37	0.5%
Freddie Mac Gold 30 Year 7.00%, 8/1/38	0.5%
Time Warner, Inc. 7.625%, 4/15/31	0.5%

Total	7.3%

Five Largest Corporate Fixed-Income Issuers (% of Fund) (d)
General Electric Co.	1.2%
GMAC, Inc. (c)	1.0%
Wells Fargo & Co.	1.0%
Ford Motor Credit Co.	0.9%
Burlington Northern Sante Fe Corp.	0.7%

Total	4.8%

Duration Diversification (% of fixed-income portfolio)			6/30/2009
Years		Years
0-1	8.3%	6-7	8.5%
1-2	19.6%	7-8	1.4%
2-3	18.9%	8-9	3.5%
3-4	13.8%	9-10	0.7%
4-5	5.5%	10 and over	6.3%
5-6	13.4%	Preferred Stock	0.1%
		(no duration)

Maturity Diversification (% of fixed-income portfolio)			6/30/2009
Years		Years
0-1	1.8%	7-8	7.6%
1-2	6.7%	8-9	4.4%
2-3	16.1%	9-10	3.2%
3-4	17.7%	10-15	1.9%
4-5	18.5%	15-20	1.9%
5-6	4.1%	20-25	5.5%
6-7	6.6%	25 and over	3.9%
		Preferred Stock (no maturity)	0.1%

Fixed-Income Portfolio Characteristics	6/30/2009
Yield to Maturity (weighted average)	6.24%
Coupon (weighted average)	6.16%
Effective Maturity (weighted average)	6.7 years
Effective Duration	4.0 years
Average Quality (weighted average)	A1
U.S. $ denominated foreign bonds (% of Fund)	1.0%

Quality Diversification (% of fixed-income portfolio) (c)	6/30/2009
U.S. Treasury	0.0%
Government Agency	42.4%
Aaa	0.4%
Aa	9.9%
A	10.6%
Baa	21.0%
Ba	6.2%
B	0.8%
Caa	5.3%
Ca	3.3%
C	0.1%

Sector Diversification (% of fixed-income portfolio)	6/30/2009
U.S. Treasuries and Government Related	6.7%
Mortgage Backed Pass-Through Securities	28.1%
Collateralized Mortgage Obligations	9.2%
Asset-Backed	0.3%
Industrials	24.9%
Financials (c)	24.9%
Transportation	5.9%

(c)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.), representing 0.1% of the Fund’s net assets and 0.1% of the fixed income portion of the portfolio.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 6/30/09

Fund Performance(a)
Unannualized Total Returns - 6/30/09				Average Annual Total Returns - 6/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
1.46%	7.48%	7.75%	7.75%	7.19%	5.77%	4.65%	6.07%	7.24%

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Asset Allocation	6/30/2009
Stocks	0.0%
Fixed-Income Securities (b)	95.9%
Cash Equivalents	4.1%

General Statistics	6/30/2009
Total Net Assets	$15,049,129,334
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
30-day SEC yield (c)	5.85%
Share Price	$12.33
Stocks	0
Fixed-Income Securities (b)	493
Total Number of Securities	493
Number of Shareholder Accounts	153,920

Ten Largest Holdings (% of Fund) (d)
GMAC, Inc., 6.875%, 9/15/11	2.1%
Freddie Mac Gold 30 Year, 6.50%, 3/1/38	2.0%
Ford Motor Credit Co., 7.375%, 2/1/11	1.8%
U.S. Treasury Notes, 3.625%, 7/15/09	1.6%
Hewlett-Packard Co., 6.125%, 3/1/14	1.4%
Fannie Mae 30 Year, 7.00%, 12/1/37	1.3%
Fannie Mae 15 Year, 6.00%, 3/1/23	1.3%
Time Warner, Inc., 7.625%, 4/15/31	1.3%
AT&T, Inc., 8.00%, 11/15/31	1.2%
Ford Motor Credit Co., 7.25%, 10/25/11	1.1%

Total	15.1%

Five Largest Corporate Issuers (% of Fund) (d)
Wells Fargo & Co.	3.1%
Ford Motor Credit Co.	2.9%
GMAC, Inc. (b)	2.8%
Cox Communications, Inc.	2.4%
Time Warner, Inc.	2.3%

Total	13.5%

Duration Diversification			6/30/2009
Years		Years
0-1	13.3%	6-7	10.5%
1-2	23.8%	7-8	1.5%
2-3	16.0%	8-9	1.8%

3-4	8.8%	9-10	0.7%
4-5	7.2%	10 and over	6.7%
5-6	9.4%	Preferred Stock	0.3%
		(no duration)

Latest Distribution

$0.180 Income Dividend

Record Date 6/24/09, Ex-Dividend Date 6/25/09,

Reinvestment Date 6/25/09, Payable Date 6/26/09

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, America Samoa

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 15 years.

Characteristics (cash included)	6/30/2009
Yield to Maturity (weighted average)	5.45%
Coupon (weighted average)	5.84%
Current Yield	5.85%
Effective Maturity (weighted average)	6.5 years
Effective Duration	3.7 years
Average Quality (weighted average)	A1
U.S. $ denominated foreign bonds (% of Fund)	3.9%

Sector Diversification	6/30/2009
Cash Equivalents	4.1%
U.S. Treasuries and Government Related	7.4%
Mortgage Backed Pass-Through Securities	34.3%
Collateralized Mortgage Obligations	3.1%
Asset-Backed	1.7%
Industrials	28.1%
Financials (b)	17.4%
Transportation	3.9%

Quality Diversification (b)	6/30/2009
U.S. Treasury	3.3%
Government Agency	39.9%
Aaa	1.7%
Aa	3.6%
A	15.2%
Baa	19.6%
Ba	4.6%
B	0.3%
Caa	4.9%
Ca	2.5%
C	0.3%
Cash Equivalents	4.1%

Maturity Diversification			6/30/2009
Years		Years
0-1	8.8%	7-8	9.3%
1-2	4.6%	8-9	6.5%
2-3	19.6%	9-10	5.0%
3-4	11.6%	10-15	1.2%
4-5	14.7%	15-20	1.3%
5-6	1.7%	20-25	5.1%
6-7	6.7%	25 and over	3.6%
		Preferred Stock	0.3%
		(no maturity)

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	Includes preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.), representing 0.3% of the Fund's net assets.
(c)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(d)	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.